Exhibit 23(a)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Tii Network Technologies, Inc. on Form S-8 of our report dated March 31, 2011, with respect to our audits of the consolidated financial statements of Tii Network Technologies, Inc and Subsidiaries as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 appearing in the Annual Report on Form 10-K of Tii Network Technologies, Inc. for the year ended December 31, 2010.

We were dismissed as auditors on July 22, 2011 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements covering periods issued after the date of our dismissal.

Marcum llp
Melville, New York
December 7, 2011